UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

COCA-COLA HBC AG

(Name of Issuer)

Ordinary shares of nominal value CHF6.70 per ordinary share

American depositary shares (ADSs), each ADS representing one ordinary share

(Title of Class of Securities)

191223106

(CUSIP Number)

Danielle Schroeder

Director

Kar-Tess Holding

21, Boulevard de la Pétrusse

L-2320

Luxembourg

+352 48 81 81 310

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies to:

Bruce C. Bennett, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

June 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 191223106

1	Name of Reporting Person Kar-Tess Holding I.R.S. Identification No. of Above Person 98-0678312

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares (as defined herein) which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer (as defined herein), in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic (as defined herein) shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Boval S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person O&R Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Boval Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Lavonos Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Torval Investment Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Truad Verwaltungs AG, as Trustee

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person CO

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person George A. David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Anastasios I. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 86,097,401 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 86,097,401 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 86,097,401 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.6% (2)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Christodoulos R. Leventis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,963,758 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,963,758 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,963,758 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.6% (2)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

1	Name of Reporting Person Anastassis David

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 85,340,094 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 85,340,094 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,340,094 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.4% (2)

14	Type of Reporting Person IN

(1)                                 Excludes 14,925 Transferred Shares which Kar-Tess Holding transferred to CCHBC as of April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders.

(2)                                 Percentage calculated based on 364,302,073 ordinary shares of CCHBC currently issued and outstanding as of June 30, 2014, which excludes 14,925 Transferred Shares and 3,430,135 ordinary shares issued in exchange for shares of Coca-Cola Hellenic which were held in treasury by Coca-Cola Hellenic and tendered in the Exchange Offer.  As a matter of Swiss law, such 14,925 Transferred Shares and 3,430,135 ordinary shares of CCHBC constitute treasury shares and thus are issued but not outstanding.

CUSIP No. 191223106

Item 1.                            Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates the statement on Schedule 13D originally filed by Kar-Tess Holding, Boval S.A., Usoni S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, and Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis, and Mr. Anastassis David (the “Original Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2013 (the “Original Schedule 13D”), and as amended and restated by Amendment No. 1 to Schedule 13D filed by the Original Reporting Persons with the SEC on June 18, 2013 (“Amendment No. 1”), and relates to the ordinary shares of nominal value CHF6.70 per ordinary share of Coca-Cola HBC AG, a stock corporation (Aktiengesellschaft / société anonyme) organized under the laws of Switzerland (“CCHBC”), and American depositary shares (“ADSs”), each representing one ordinary share of CCHBC.  The Original Schedule 13D, as amended and restated by Amendment No. 1, is referred to herein as the “Current Schedule 13D”.  This Amendment amends and restates the Current Schedule 13D in its entirety (as so amended and restated, the “Schedule 13D”).

The principal executive offices of CCHBC are located at Baarerstrasse 14, CH-6300 Zug, Switzerland.

Item 2.                            Identity and Background.

This Schedule 13D is being jointly filed by Kar-Tess Holding, Boval S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, and Mr. George A. David, Mr. Christodoulos R. Leventis, Mr. Anastasios I. Leventis and Mr. Anastassis David (collectively, the “Reporting Persons”).

Kar-Tess Holding

Kar-Tess Holding is a Société à responsabilité Limitée organized under the laws of Luxembourg.  The principal business of Kar-Tess Holding is to operate as a holding company.  The principal business and office address of Kar-Tess Holding is 21, Boulevard de la Pétrusse, L-2320 Luxembourg.  The name, business address, present principal occupation or employment, and citizenship of each director of Kar-Tess Holding (including Reporting Persons that are directors of Kar-Tess Holding) are set forth on Schedule I attached hereto, and are incorporated herein by reference.  Kar-Tess Holding does not have any executive officers.

During the last five years, neither Kar-Tess Holding nor, to the knowledge of Kar-Tess Holding, any of the persons set forth on Schedule I attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Boval S.A.

Boval S.A. is the majority shareholder of Kar-Tess Holding. Boval S.A. is a corporation organized under the laws of Luxembourg.  The principal business of Boval S.A. is to operate as a holding company.  The principal business and office address of Boval S.A. is 21, Boulevard de la Pétrusse, L-2320 Luxembourg.  The name, business address, present principal occupation or employment, and citizenship of each director of Boval S.A. (including Reporting Persons that are directors of Boval S.A.) are set forth on Schedule II attached hereto, and are incorporated herein by reference.  Boval S.A. does not have any executive officers.

During the last five years, neither Boval S.A. nor, to the knowledge of Boval S.A., any of the persons set forth on Schedule II attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

O&R Holdings Ltd.

O&R Holdings Ltd. is a minority shareholder of Kar-Tess Holding.  O&R Holdings Ltd. is a corporation organized under the laws of the British Virgin Islands.  The principal business of O&R Holdings Ltd. is to operate as a holding company.  The principal business and office address of O&R Holdings Ltd. is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.  The name, business address, present principal occupation or employment, and citizenship of each director of O&R Holdings Ltd. are set forth on Schedule III attached hereto, and are incorporated herein by reference.  O&R Holdings Ltd. does not have any executive officers.

During the last five years, neither O&R Holdings Ltd. nor, to the knowledge of O&R Holdings Ltd., any of the persons set forth on Schedule III attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Boval Limited

Boval Limited is the sole shareholder of Boval S.A.  Boval Limited is a limited liability company organized under the laws of the Republic of Cyprus.  The principal business of Boval Limited is to operate as a holding company.  The principal business and office address of Boval Limited is Christodoulou Chatzipavlou 221, Helios Court, 1st Floor, 3036 Limassol, Cyprus.  The name, business address, present principal occupation or employment and domicile of the director of Boval Limited are set forth on Schedule IV attached hereto, and are incorporated herein by reference.  Boval Limited does not have any executive officers.

During the last five years, neither Boval Limited nor, to the knowledge of Boval Limited, any of the persons set forth on Schedule IV attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Lavonos Ltd.

Lavonos Ltd. is the sole shareholder of Boval Limited, as nominee for Torval Investment Corp.  Lavonos Ltd. is a corporation organized under the laws of the British Virgin Islands.  The principal business of Lavonos Ltd. is to operate as a holding company.  The principal business and office address of Lavonos Ltd. is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.  The name, business address, present principal occupation or employment, and citizenship of each director of Lavonos Ltd. are set forth on Schedule V attached hereto, and are incorporated herein by reference.  Lavonos Ltd. does not have any executive officers.

During the last five years, neither Lavonos Ltd. nor, to the knowledge of Lavonos Ltd., any of the persons set forth on Schedule V attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Torval Investment Corp.

Torval Investment Corp. is the sole shareholder of Lavonos Ltd.  Torval Investment Corp. is a corporation organized under the laws of The Bahamas.  The principal business of Torval Investment Corp. is to operate as a holding company.  The principal business and office address of Torval Investment Corp. is Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas.  The name, business address, present principal occupation or employment, and citizenship of each director of Torval Investment Corp. (including Reporting Persons that are directors of Torval Investment Corp.) are set forth on Schedule VI attached hereto, and are incorporated herein by reference.  Torval Investment Corp. does not have any executive officers.

During the last five years, neither Torval Investment Corp. nor, to the knowledge of Torval Investment Corp., any of the persons set forth on Schedule VI attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Truad Verwaltungs AG

Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, is the sole shareholder of Torval Investment Corp.  Truad Verwaltungs AG is a corporation organized under the laws of Switzerland.  The principal business of Truad Verwaltungs AG is to control and administer on a discretionary basis an estate in trust.  The principal business and office address of Truad Verwaltungs AG is Bleicherweg 58, 8002 Zurich, Switzerland.  The name, business address, present principal occupation or employment, and citizenship of each director of Truad Verwaltungs AG are set forth on Schedule VII attached hereto, and are incorporated herein by reference.  Truad Verwaltungs AG does not have any executive officers.

During the last five years, neither Truad Verwaltungs AG nor, to the knowledge of Truad Verwaltungs AG, any of the persons set forth on Schedule VII attached hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. G. David, C. Leventis, A. Leventis and A. David

The name, residence or business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of Messrs. George A. David, Christodoulos R. Leventis, Anastasios I. Leventis and Anastassis David are set forth on Schedule VIII.

During the last five years, none of the above individuals (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                            Source and Amount of Funds or Other Consideration.

Election of Directors

On June 25, 2014, at an Annual General Meeting (“AGM”) of CCHBC, the shareholders of CCHBC elected Messrs. Anastasios I. Leventis and Christodoulos R. Leventis as members of the board of directors of CCHBC.  Messrs. Anastasios I. Leventis and Christodoulos R. Leventis were nominated in connection with the resignations of Anastasios P. Leventis and Haralambos K. Leventis, who were originally nominated as directors of CCHBC by Kar-Tess Holding under a prior Shareholders Agreement relating to the ordinary shares of CCHBC (now terminated).  For purposes of U.S. securities law, Messrs. Anastasios I. Leventis and Christodoulos R. Leventis are now deemed to beneficially own, and possess shared voting and dispositive power over, the 85,340,094 ordinary shares of CCHBC that are beneficially owned by the other Reporting Persons.

In addition, for purposes of U.S. securities law, (1) Mr. Anastasios I. Leventis is deemed to beneficially own, and possess shared voting and dispositive power over, an additional 757,307 ordinary shares of CCHBC pursuant to Mr. Anastasios I. Leventis’s status as a beneficiary of a private trust established for the primary benefit of certain present and future members of the family of the late Mrs. Avgie Leventis, which trust owns of record ordinary shares of CCHBC, and (2) Mr.Christodoulos R. Leventis is deemed to beneficially own, and possess shared voting and dispositive power over, an additional 623,664 ordinary shares of CCHBC pursuant to Mr. Christodoulos R. Leventis’s status as a beneficiary of a private trust established for the primary benefit of certain present and future members of the family of the late Mrs. Avgie Leventis, which trust owns of record ordinary shares of CCHBC.

Usoni S.A.

Usoni S.A., a corporation organized under the laws of Panama, was a minority shareholder of Kar-Tess Holding and one member of the Original Reporting Persons.  The principal business of Usoni S.A. was to operate as a holding company.  In December 2013, Usoni S.A. was acquired by Boval S.A. and subsequently dissolved.  Due to the dissolution, shares of Kar-Tess Holding held by Usoni S.A. were transferred to Boval S.A. in December 2013.  Because Usoni S.A. and Boval S.A. were previously deemed to beneficially own the same number of CCHBC shares through their reporting as a group, the acquisition and dissolution of Usoni S.A. by Boval S.A. did not affect the number of shares deemed beneficially owned by Boval S.A.

Item 4.                            Purpose of Transaction.

The Exchange Offer

On October 11, 2012, CCHBC announced the submission of a voluntary share exchange offer (the “Greek Exchange Offer”) to acquire all of the outstanding ordinary shares of Coca-Cola Hellenic Bottling Company, S.A., a Greek corporation (“Coca-Cola Hellenic”), which CCHBC or Kar-Tess Holding, the former sole shareholder of CCHBC, did not hold.  Kar-Tess Holding stated that it would tender the 85,355,019 Coca-Cola Hellenic ordinary shares that it beneficially owned into the Greek Exchange Offer on the same terms and conditions as other shareholders of Coca-Cola Hellenic.  CCHBC initiated the Greek Exchange Offer process by informing the Hellenic Capital Markets Commission (the “HCMC”) and the board of directors of Coca-Cola Hellenic of the Greek Exchange Offer and submitting to them a draft of the Greek information circular (the “Information Circular”) on October 10, 2012 (the “Date of the Exchange Offer”).  The HCMC approved the final Information Circular on March 13, 2013.

In addition, CCHBC simultaneously announced the submission of a separate voluntary share exchange offer, which has been addressed to holders of ordinary shares of Coca-Cola Hellenic located in the territory of the United States of America and to holders of ADSs, each representing one ordinary share of Coca-Cola Hellenic, wherever located (the “U.S. Exchange Offer” and, together with the Greek Exchange Offer, the “Exchange Offer”).  The U.S. Exchange Offer comprises an offer made pursuant to the offer to exchange/prospectus, dated March 19, 2013, forming part of a Registration Statement on Form F-4 (Reg. No. 333-184685) filed with the SEC on November 1, 2012, as amended on December 4, 2012, December 17, 2012, December 19, 2012, February 26, 2013, March 6, 2013 and April 22, 2013 (the “Registration Statement”).  The Registration Statement became effective on March 11, 2013.  CCHBC commenced the U.S. Exchange Offer on March 19, 2013.

The completion of the Exchange Offer was subject to a number of conditions, including among other things, a 90% minimum acceptance condition, the acknowledgment by the UK Financial Conduct Authority (the “FCA”) (formerly, the UK Financial Services Authority), acting as the UK Listing Authority (the “UKLA”), and by the London Stock Exchange (the “LSE”) at or prior to the end of the acceptance period of the Exchange Offer that the application for admission of the ordinary shares of CCHBC to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities has been or will be approved subject to certain conditions and requirements, the satisfaction of the minimum free float requirement as of the end of the acceptance period of the Exchange Period and the approval of the listing of the CCHBC ADSs on the New York Stock Exchange (the “NYSE”) subject to notice of issuance.

The acceptance period started on March 19, 2013 and ended on April 19, 2013.  On April 18, 2013, the FCA, acting as the UKLA, and the LSE acknowledged that the application for admission of the CCHBC ordinary shares to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities has been approved. This approval was subject to, among other things, the receipt of a shareholder statement evidencing satisfaction of the applicable minimum free float requirement (which was met as of the end of the acceptance period) and issuance of the CCHBC ordinary shares to be issued in the Exchange Offer.  On April 19, 2013, the NYSE approved the listing of CCHBC ADSs, each representing one CCHBC ordinary share, subject to notice of issuance.

Kar-Tess Holding tendered all of its 85,355,019 ordinary shares of Coca-Cola Hellenic in exchange for 85,355,019 ordinary shares of CCHBC into the Greek Exchange Offer on the same terms and conditions as other shareholders.

Results of the Exchange Offer

On April 22, 2013, CCHBC announced that 355,009,967 ordinary shares of Coca-Cola Hellenic, representing 96.85% of all issued ordinary shares of Coca-Cola Hellenic and of the total voting rights in Coca-Cola Hellenic, had been lawfully and validly tendered in the Exchange Offer and not withdrawn, and that all other conditions to the Exchange Offer had been satisfied.  As a result of settlement of the Exchange Offer, on April 26, 2013, Kar-Tess Holding acquired 85,355,019 ordinary shares of CCHBC in exchange for 85,355,019 ordinary shares of Coca-Cola Hellenic.

On April 22, 2013, CCHBC announced that since, upon settlement of the Exchange Offer, it held more than 90% of the total issued Coca-Cola Hellenic Shares, CCHBC would initiate a buy-out procedure (the “Greek Statutory Buy-Out”) to compulsorily acquire all remaining Coca-Cola Hellenic Shares in accordance with Articles 27 and 27a of Greek Law 3461/2006 and the relevant implementing decision of the HCMC and holders of Coca-Cola Hellenic Shares that were not acquired in the Exchange Offer have the option to exchange or sell such Coca-Cola Hellenic Shares pursuant to the Greek statutory sell-out (the “Greek Statutory Sell-Out”).

On May 17, 2013, CCHBC initiated the Greek Statutory Buy-Out by filing an application with the HCMC.  On May 22, 2013, the HCMC approved the Greek Statutory Buy-Out application and resolved, in accordance with applicable law and regulation, that June 6, 2013 would be the last trading day of the Coca-Cola Hellenic Shares on the Athens Exchange.  Upon completion of the Greek Statutory Buy-Out on June 18, 2013, CCHBC compulsorily acquired the 11,544,493 Coca-Cola Hellenic Shares that it did not acquire in the Greek Exchange Offer, and Coca-Cola Hellenic became a wholly owned subsidiary of CCHBC.

As a result of the Greek Statutory Buy-Out, on June 18, 2013 the number of outstanding shares of CCHBC increased from 351,578,879 to 363,309,940 shares outstanding.  This total of outstanding shares does not include (a) 14,925 Transferred Shares (as defined in Item 5 below), or (b) 3,430,135 ordinary shares issued in exchange for treasury shares that were held by Coca-Cola Hellenic and tendered in the Exchange Offer, which are held by a subsidiary of CCHBC and, as a matter of Swiss law, constitute treasury shares and thus are issued but not outstanding.  As a result, the percentage of ordinary shares beneficially owned by the Reporting Persons was reduced from 24.3% to 23.5% without any change in the number of shares beneficially owned by the Reporting Persons (other than reflecting approval of the payment for the Transferred Shares).

June 19, 2013 Extraordinary General Meeting of the Shareholders of CCHBC

On June 19, 2013, at an Extraordinary General Meeting of the Shareholders of CCHBC (the “2013 EGM”), the shareholders of CCHBC approved the interim financial statements of CCHBC.  As a result of that approval, the payment for the Transferred Shares was made to Kar-Tess Holding in accordance with Swiss law.  CCHBC will continue to hold the Transferred Shares and, as a matter of Swiss law, the Transferred Shares constitute treasury shares and thus are issued but not outstanding.

Plans for Coca-Cola Hellenic and Coca-Cola HBC AG Following the Exchange Offer

As previously disclosed, on February 21, 2013, Kar-Tess Holding, The Coca-Cola Company and certain of its affiliates (the “Coca-Cola Company Entities”) and Coca-Cola Hellenic agreed by letter that effective upon receipt by each of Kar-Tess Holding and the Coca-Cola Company Entities, or their assigns, of CCHBC shares in settlement of the Exchange Offer the Relationship Agreement (the “Relationship Agreement”), dated August 29, 2000, among the Coca-Cola Company Entities, Kar-Tess Holding and Coca-Cola Hellenic, and the Amended and Restated Shareholders’ Agreement (the “Amended and Restated Shareholders’ Agreement”), dated December 19, 2008, between Kar-Tess Holding and the Coca-Cola Company Entities shall each terminate without any further action.  The Coca-Cola Company, the Coca-Cola Company Entities and Kar-Tess Holding also confirmed to CCHBC that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between The Coca-Cola Company or any of the Coca-Cola Company Entities, on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of CCHBC.  In that regard, CCHBC has been informed in particular that the arrangements set out in the Relationship Agreement and the Amended and Restated Shareholders’ Agreement referred to above will not be renewed in relation to CCHBC.  As a result of the successful completion of the Exchange Offer, the Relationship Agreement and the Amended and Restated Shareholders’ Agreement both terminated effective April 26, 2013.

On April 25, 2013, the composition of the board of directors of CCHBC changed and, at the 2013 EGM, a sitting director resigned and his replacement was elected by the shareholders. Thus, as of such date, the board of directors of CCHBC comprised 13 directors, including 11 former Coca-Cola Hellenic directors, one additional independent non-executive director, Mrs. Susan Kilsby, and one new independent non-executive director, Mr. Stefan Heidenreich, who was elected at the 2013 EGM to succeed Mr. Kent Atkinson, who retired from the board at the 2013 EGM. Of the 11 former Coca-Cola Hellenic directors, four directors, Mr. George A. David, Mr. Anastasios P. Leventis, Mr. Anastassis G. David and Mr. Haralambos K. Leventis, were originally nominated to the board of directors of Coca-Cola Hellenic by Kar-Tess Holding pursuant to the Amended and Restated Shareholders’ Agreement; two directors, Mr. Irial Finan and Mr. John Hunter, were originally nominated to the board of directors of Coca-Cola Hellenic by The Coca-Cola Company Entities pursuant to the Coca-Cola Hellenic Shareholders’ Agreement; and four directors, Mr. Antonio D’Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith and Mr. Nigel Macdonald, are independent non-executive directors.  The remaining director, Mr. Dimitris Lois, formerly the managing director of Coca-Cola Hellenic, became a director and the CEO of CCHBC upon settlement of the Exchange Offer.  The chairman of the board of directors of CCHBC is Mr. George David, the former chairman of Coca-Cola Hellenic, who was originally nominated by Kar-Tess Holding pursuant to the Amended and Restated Shareholders’ Agreement. Consequently, the composition of CCHBC’s board of directors was, as of the date of the settlement of the Exchange Offer, consistent with the former composition of Coca-Cola Hellenic’s board of directors, with one additional independent non-executive director and one new independent non-executive director who replaced a retiring independent non-executive director.

The members of the operating committee of Coca-Cola Hellenic have become the operating committee of CCHBC.

The Coca-Cola Company extended the term of the bottlers’ agreements between Coca-Cola Hellenic and its subsidiaries and The Coca-Cola Company for a further 10 years until 2023; CCHBC has succeeded to these agreements.

Additional Information

Coca-Cola Hellenic’s standard listing on the LSE terminated effective on April 29, 2013.  Following the Exchange Offer, the Greek Statutory Sell-Out, and the Greek Statutory Buy-Out, the Coca-Cola Hellenic Shares, including those represented by Coca-Cola Hellenic ADSs, were delisted from the NYSE, pursuant to the Form 25 filed by the NYSE on June 26, 2013.  Coca-Cola Hellenic Shares were deregistered under the Exchange Act, pursuant to the Form 15F filed by Coca-Cola Hellenic on August 30, 2013.  In addition, the delisting of Coca-Cola Hellenic was approved by HCMC on July 23, 2013 and effected as of the same date.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference in this Item 5.

a)            Kar-Tess Holding directly owns an aggregate of 85,340,094 ordinary shares of CCHBC (which excludes the 14,925 Transferred Shares, as defined below), representing approximately 23.4% of the outstanding ordinary shares of CCHBC (calculated based on the total of 364,302,073 ordinary shares issued by CCHBC pursuant to the Exchange Offer, which excludes the 14,925 Transferred Shares as well as 3,430,135 ordinary shares issued in exchange for treasury shares that were held by Coca-Cola Hellenic and tendered in the Exchange Offer, which are held by a subsidiary of CCHBC and, as a matter of Swiss law, constitute treasury shares and thus are issued but not outstanding).

As of the date hereof, Mr. Patrick K. Oesch, a director of Boval S.A., O&R Holdings Ltd. and Torval Investment Corp., beneficially owns an aggregate of 2,900 ordinary shares of CCHBC.

As of the date hereof, Mrs. Danielle Schroeder, a director of Boval S.A. and Kar-Tess Holding, beneficially owns an aggregate of 8,250 ordinary shares of CCHBC.

As of the date hereof, Mr. Anastasios I. Leventis, a director of Torval Investment Corp., beneficially owns an aggregate of 757,307 ordinary shares of CCHBC.

As of the date hereof, Mr. Christodoulos R. Leventis beneficially owns an aggregate of 623,664 ordinary shares of CCHBC.

Except as set forth in this Schedule 13D, (1) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (3) neither O&R Holdings Ltd. nor, to the best of O&R Holdings Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (4) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (5) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule V hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (6) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC, (7) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto owns any ordinary shares or ADSs representing ordinary shares of CCHBC and (8) none of Messrs. George A. David, Christodoulos R. Leventis, Anastasios I. Leventis and Anastassis David owns any ordinary shares or ADSs representing ordinary shares of CCHBC.

b)             As of the date hereof, Mr. Patrick K. Oesch has sole voting power and sole dispositive power over 2,900 ordinary shares of CCHBC.

As of the date hereof, Mrs. Danielle Schroeder has sole voting power and sole dispositive power over 8,250 ordinary shares of CCHBC.

c)             Pursuant to a Share Purchase Agreement, dated as of April 24, 2013, between Kar-Tess Holding and CCHBC, Kar-Tess Holding transferred 1,000,000 ordinary shares, with a par value of CHF0.10 per share, which were subsequently consolidated into 14,925 ordinary shares with a par value of CHF6.70 per share (with the remaining fractional share with a value of CHF2.50 being cancelled) (as so consolidated, the “Transferred Shares”), to CCHBC on April 25, 2013 in return for a payment equal to the par value of such shares plus €1.5 million, corresponding to the amount of additional equity contributions Kar-Tess Holding made to CCHBC in connection with the Exchange Offer, in order to eliminate any corresponding dilution of the tendering Coca-Cola Hellenic shareholders. As noted above, this payment was approved following shareholder approval of the audited unconsolidated interim financial statements of CCHBC at the 2013 EGM, and was made in accordance with Swiss law.  As a result, the Transferred Shares are now held by CCHBC and, as a matter of Swiss law, constitute treasury shares and thus are issued but not outstanding.

Except for the transactions described herein, (1) neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (3) neither O&R Holdings Ltd. nor, to the best of O&R Holdings Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (4) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (5) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule V hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (6) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days, (7) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days and (8) none of Messrs. George A. David, Christodoulos R. Leventis, Anastasios I. Leventis and Anastassis David has effected any transaction in ordinary shares or ADSs representing ordinary shares of CCHBC during the past 60 days.

d)            (1) Neither Kar-Tess Holding nor, to the best of Kar-Tess Holding’s knowledge as of the date hereof, any of the directors named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Kar-Tess Holding, (2) neither Boval S.A. nor, to the best of Boval S.A.’s knowledge as of the date hereof, any of the directors named in Schedule II hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Boval S.A., (3) neither O&R Holdings Ltd. nor, to the best of O&R Holdings Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule III hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by O&R Holdings Ltd., (4) neither Boval Limited nor, to the best of Boval Limited’s knowledge as of the date hereof, any of the directors named in Schedule IV hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Boval Limited, (5) neither Lavonos Ltd. nor, to the best of Lavonos Ltd.’s knowledge as of the date hereof, any of the directors named in Schedule V hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Lavonos Ltd., (6) neither Torval Investment Corp. nor, to the best of Torval Investment Corp.’s knowledge as of the date hereof, any of the directors named in Schedule VI hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Torval Investment Corp., (7) neither Truad Verwaltungs AG nor, to the best of Truad Verwaltungs AG’s knowledge as of the date hereof, any of the directors named in Schedule VII hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of past and future members of the family of the late Anastasios George Leventis, and (8) none of Messrs. George A. David, Christodoulos R. Leventis, Anastasios I. Leventis and Anastassis David has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares or ADSs representing ordinary shares of CCHBC beneficially owned by him.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 3 through 5 above is hereby incorporated by reference into this Item 6.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of CCHBC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.         Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of July 15, 2014, by and between Kar-Tess Holding, Boval S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, as Trustee, George A. David, Anastasios I. Leventis, Christodoulos R. Leventis and Anastassis David.

99.2	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2014	KAR-TESS HOLDING

	By:	*
	Name:	Danielle Schroeder
	Title:	Director

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: July 15, 2014	BOVAL S.A.

	By:	*
	Name:	Danielle Schroeder
	Title:	Director

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: July 15, 2014	O&R HOLDINGS LTD.

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: July 15, 2014	BOVAL LIMITED

By: CHELCO MANAGEMENT SERVICES LIMITED, as Director

		By:	*
		Name:	Popi Savva
		Title:	Director

Dated: July 15, 2014	LAVONOS LTD.

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: July 15, 2014	TORVAL INVESTMENT CORP.

	By:	*
	Name:	Patrick K. Oesch
	Title:	Director

	By:	*
	Name:	Michael Staub
	Title:	Director

Dated: July 15, 2014	TRUAD VERWALTUNGS AG, as Trustee

	By:	/s/ Robert Ryan Rudolph
	Name:	Robert Ryan Rudolph
	Title:	Director

Dated: July 15, 2014		*
	Name:	George A. David

Dated: July 15, 2014		*
	Name:	Anastasios I. Leventis

Dated: July 15, 2014		*
	Name:	Christodoulos R. Leventis

Dated: July 15, 2014		*
	Name:	Anastassis David

Dated: July 15, 2014	By:	/s/ Robert Ryan Rudolph
Robert Ryan Rudolph
Attorney-in-Fact

SCHEDULE I

DIRECTORS OF KAR-TESS HOLDING

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Kar-Tess Holding are set forth below. Unless otherwise indicated, the business address and phone numbers of each director is c/o Kar-Tess Holding, 21, Boulevard de la Pétrusse, Boite Postale 436, L-2014 Luxembourg and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Danielle Schroeder	Director	Luxembourg

Principal Occupation or Employment: Manager and Director

Name of Organization: Sofinex S.A.

Principal Business: Chartered accountants, company management

Address: 21, Boulevard de la Pétrusse, L-2320 Luxembourg

Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland

SCHEDULE II

DIRECTORS OF BOVAL S.A.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Boval S.A. are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is care of Boval S.A., 21, Boulevard de la Pétrusse, L-2320 Luxembourg, Luxembourg and +352 48 81 81 310, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Anastasios P. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph Principal Business: Law firm Address: Am Schanzengraben 29, 8002 Zürich, Switzerland
Danielle Schroeder	Director	Luxembourg

Principal Occupation or Employment: Manager and Director

Name of Organization: Sofinex S.A.

Principal Business: Chartered accountants, company management

Address: 21, Boulevard de la Pétrusse, L-2320 Luxembourg

Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich

SCHEDULE III

DIRECTORS OF O&R HOLDINGS LTD.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of O&R Holdings Ltd. are set forth below.  Unless otherwise indicated, the business address and phone numbers of each director is c/o O&R Holdings Ltd., 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands and +1 284 494 1122, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Claudia Goebel	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland

SCHEDULE IV

DIRECTORS OF BOVAL LIMITED

The name, business address, phone number, current principal occupation or employment and material occupations, positions, offices or employment of the director of Boval Limited are set forth below.

Name	Title	Citizenship	Present Principal Occupation or Employment
Chelco Management Services Limited	Director	Cyprus	Business Address: Christodoulou Chatzipavlou 221, Helios Court, 1st Floor, 3036 Limassol, Cyprus Phone Number: +357 25340602 Principal Business: limited liability company administration

SCHEDULE V

DIRECTORS OF LAVONOS LTD.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Lavonos Ltd. are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Lavonos Ltd., 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands and +1 284 494 11 22, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich, Switzerland

SCHEDULE VI

DIRECTORS OF TORVAL INVESTMENT CORP.

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Torval Investment Corp. are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Ocean Centre, Montagu Foreshore, East Bay Street, Nassau, New Providence, The Bahamas and +1 242 322 85 71 Extension 9, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Nicola George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: None
Anastasios P. Leventis	Director (Chairman of the Board)	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Haralambos K. Leventis	Director	United Kingdom

Principal Occupation or Employment: Director

Name of Organization: Leventis Overseas Ltd.

Principal Business: Trading, industrial support/material supply to associate industries in West Africa

Address: West Africa House, Hanger Lane, Ealing, London W5 3QR, United Kingdom

Anastasios I. Leventis	Director	United Kingdom	Principal Occupation or Employment: Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
Patrick K. Oesch	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph Principal Business: Law firm Address: Am Schanzengraben 29, 8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Michael Staub	Director	Switzerland	Principal Occupation or Employment: Director Name of Organization: Alpheus Administration Services AG Principal Business: Family office Address: Toedistrasse 44, 8002 Zürich, Switzerland

SCHEDULE VII

DIRECTORS OF TRUAD VERWALTUNGS AG

The name, current principal occupation or employment and material occupations, positions, offices or employment of each director of Truad Verwaltungs AG are set forth below.  Unless otherwise indicated, the business address and phone number of each director are c/o Truad Verwaltungs AG, Bleicherweg 58, 8002 Zurich, Switzerland and +41 58 450 80 00, respectively.

Name	Title	Citizenship	Present Principal Occupation or Employment
Robert Ryan Rudolph	Director	Switzerland	Principal Occupation or Employment: Attorney-at-law Name of Organization: Oesch & Rudolph, Attorneys-at-Law Principal Business: Law firm Address: Am Schanzengraben 29, CH-8002 Zürich, Switzerland
Stefan Breitenstein	Director	Switzerland	Principal Occupation or Employment: Attorney-at-Law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland
Alex Wittmann	Director	Switzerland	Principal Occupation or Employment: Attorney-at-Law Name of Organization: Lenz & Staehelin, Attorneys-at-Law Principal Business: Law firm Address: Bleicherweg 58, CH-8002 Zürich, Switzerland

SCHEDULE VIII

MESSRS. G. DAVID, C. LEVENTIS, A. LEVENTIS and A. DAVID

The name, residence or business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each of Messrs. George A. David, Christodoulos R. Leventis, Anastasios I. Leventis and Anastassis David are set forth below.

Name	Title	Citizenship	Present Principal Occupation or Employment
George David	Director (Chairman of the Board)	United Kingdom and Cyprus

Principal Occupation or Employment: Director (Chairman of the Board)

Name of Organization: Coca-Cola Hellenic Bottling S.A.

Principal Business: Production and distribution of non-alcoholic beverages under franchise from The Coca-Cola Company

Address: 9, Fragoklissias Street, 151 25 Maroussi Athens, Greece

Christodoulos R. Leventis	Director	United Kingdom

Principal Occupation or Employment:  Director

Name of Organization:  Alpheus Capital Limited, UK

Principal Business:  Family office investment advisory business

Address:  c/o Beshoffs Solicitors, 2 Holly Court, Tring Road, Wendover, Buckinghamshire HP22 6PE, UK

Anastasios I. Leventis	Director	United Kingdom	Principal Occupation or Employment: Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece
Anastassis George David	Director	United Kingdom and Cyprus	Principal Occupation or Employment: Manager and Director Name of Organization: Nephelle Navigation Inc. Principal Business: Ship management Address: 1 Vas. Konstantinou Street, Athens, Greece

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1.

Joint Filing Agreement, dated as of July 15, 2014, by and between Kar-Tess Holding, Boval S.A., O&R Holdings Ltd., Boval Limited, Lavonos Ltd., Torval Investment Corp., Truad Verwaltungs AG, as Trustee, George A. David, Anastasios I. Leventis, Christodoulos R. Leventis and Anastassis David.

99.2.	Power of Attorney.